Exhibit 2.3

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD & A”) of the financial and operating results for Sabretooth Energy Ltd. (“Sabretooth” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements (the “Annual Financial Statements”) and related notes for the years ended December 31, 2008 and 2007.

Additional information relating to the Company, including it’s quarterly MD & A for the year is available on SEDAR at www.sedar.com.

This MD & A is dated March 12, 2009.

Sabretooth Strategy in the Current Economic Environment

The current economic environment is challenging and uncertain amidst a global recession, low commodity prices, volatile financial markets and limited access to capital markets. In this environment, Sabretooth is highly focused on the key business objectives of maintaining financial strength, generating significant free cash flow, further optimizing capital investments. This measured investment approach is underpinned by a strong balance sheet and a market risk mitigation strategy where Sabretooth has hedged about two thirds of its expected gas production from January through March 2010 at an average NYMEX equivalent price of about $7.69 per Mcf, along with other actions within its risk management program that are more fully described in the Risk Management section of this MD&A.

Sabretooth has a strong balance sheet and continues to employ a conservative capital structure. As at December 31, 2008, Sabretooth had available unused committed bank credit facilities in the amount of $15 million. The Company also has $15 million cash in its subsidiary HFG. Sabretooth targets a Net Debt to Adjusted Funds Flow ratio no greater than 3.0: 1.0; at December 31, 2008, the Company’s Net Debt to Adjusted Funds Flow ratio was 1.53: 1.0. In addition, Sabretooth will continue to monitor expenses and capital programs. In light of the current market situation, Sabretooth has planned a measured, flexible approach to 2009 investment and has designed a 2009 capital program with the flexibility to adjust investment up or down depending upon how economic circumstances unfold during the year.

Basis of Presentation

The financial data presented below has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The reporting and the measurement currency is the Canadian dollar. For the purpose of calculating unit costs, natural gas is converted to a barrel equivalent (“boe”) using six thousand cubic feet of natural gas equal to one barrel of oil unless otherwise stated. The term barrels of oil equivalents (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio for gas of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measurements

Within the MD & A references are made to terms commonly used in the oil and gas industry. Netback is not defined by GAAP in Canada and is referred to as a non-GAAP measure. Netbacks equal total revenue less royalties, operating costs and transportation costs calculated on a boe basis. Management utilizes this measure to analyze operating performance. Total boes are calculated by multiplying the average daily production by the number of days in the period.

Funds flow from operations is a non-GAAP term that represents net income (loss) adjusted for non-cash items including depletion, depreciation, accretion, future income taxes, stock-based compensation, unrealized hedge gains (losses), asset write-downs and gains (losses) on sale of assets and non-controlling interest and before adjustments for changes in working capital, asset retirement expenditures and interest accrued on ABCP. The Company evaluates its performance based on earnings and funds flow from operations. The Company considers funds flow from operations a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The Company’s calculation of funds flow from operations may not be comparable to that reported by other companies. Funds flow from operations per share is calculated using the same weighted average number of shares outstanding used in the calculation of income (loss) per share.

Forward-looking Statements

Certain statements contained within this MD & A constitute forward-looking statements. These statements related to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions. Forward-looking statements in this MD & A include, but are not limited to, statements with respect to: the potential impact of implementation of the Alberta Royalty Framework on Sabretooth’s condition and projected 2008 capital investments; the Company’s ability to realize the its investments in Asset Backed Commercial Paper (“ABCP”) ; projections with respect to growth of natural gas production; the projected impact of land access and regulatory issues; projections relating to the volatility of crude oil prices in 2009 and beyond and reasons therefore; the Company’s projected capital investment levels for 2009 and the source of funding therefore; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s defence of lawsuits; the impact of the climate change initiatives on operating costs; the impact of Western Canada pipeline constraints; projections that the Company will fully recover from its ABCP. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecast, projects and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projects of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon Sabretooth’s current guidance; fluctuations in currency and interest rates; the Company’s ability to realize its investment in ABCP; product supply and demand; market competition; risk inherent in the Company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s ability to replace and expand oil and gas reserves; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and cost of well and pipeline constructions; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Sabretooth. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

Financial outlook information contained in this MD & A about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this MD & A should not be used for purposes other than for which it is disclosed herein.

Although Sabretooth believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectation will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD & A are made as of the date of this MD & A, and except as required by law Sabretooth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD & A are expressly qualified by this cautionary statement.

Selected Annual Information

$(000’s)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Total Production Revenue	$48,674	$30,121	$27,613
Net Income (Loss)	$(8,179)	$3,775	$2,312
Per share – basic	(0.21)	0.14	0.12
Per share – diluted	(0.21)	0.14	0.12
Total Assets	$163,950	$169,610	$68,065

Sale of Assets to HFG

On December 24, 2008, pursuant to an Agreement of Purchase and Sale whereby Sabretooth Energy Ltd. sold 59 net sections of Montney petroleum rights located in Northeastern British Columbia and Northwestern Alberta and a $1.0 million tie-in commitment at Red Creek in addition to certain Montney wells and seismic access (the “Assets”) in exchange for 156,546,590 common shares of HFG Holdings Inc. (“HFG”) with a market value of $31,309,318. In addition, Sabretooth Energy Ltd. subscribed for 5,000,000 common shares of HFG at $0.20 per share, for an aggregate subscription price of $1,000,000.

On December 24, 2008, HFG also raised approximately $15,221,000 by issuing 60,886,000 common shares on a flow-through basis at a price of $0.25 per share to external parties. Sabretooth’s interest in HFG was reduced through the issuance of these additional shares by HFG to third parties.

As a result of the transactions described above, Sabretooth Energy Ltd. holds approximately 71% of the outstanding common shares of HFG and effectively disposed of 29% of the Assets to non-controlling interest shareholders. Accordingly, the sale of Assets and the corresponding sale of shares by HFG is, in substance, a sale of oil and gas properties. No gain or loss has been recorded as crediting the sale proceeds to the full cost pool did not result in a change of 20% or more in the depletion rate of the Company.

Prior to the transactions described above, HFG was classified as a Capital Pool Company as defined in Policy 2.4 of the TSX Venture Exchange (the “Exchange”) and had no operations or business activities and had approximately $14,437,000 in cash. As a result, HFG does not meet the definition of a business and, therefore, the acquisition of HFG has not been accounted for as a business combination, but rather as an asset acquisition. The results of HFG are recorded by the Company from December 24, 2008 forwards.

Financial Results and Highlights

$(000’s)	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
Revenue, net of royalties	$6,528	$11,289	$42,921	$24,849
Funds flow from operations (1)	$2,496	$5,985	$21,807	$14,524
Net income (loss)	$(987)	$217	$(8,179)	$3,775

(1)	Funds flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items including depletion and depreciation, accretion, future income taxes, stock-based compensation, unrealized hedge gains (losses), asset write-downs and gains (losses) on sale of assets and non-controlling interest and before adjustments for changes in working capital, asset retirement expenditures and interest accrued on ABCP. The Company evaluates its performance based on earnings and funds flow from operations. The Company considers funds flow from operations a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

Summary of Funds Flow from Operations

$(000’s)	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
Cash From Operating Activities	$3,771	$(2,777)	$22,146	$12,089
Add back (deduct):
Net change in non-cash working capital	(2,708)	8,762	(2,373)	2,435
Asset retirement expenditures	215	—	816	—
Interest accrued on ABCP	1,218	—	1,218	—

Funds flow from operations	$2,496	$5,985	$21,807	$14,524

Revenue

Gas revenue not including the realized loss on derivatives increased 59% from $23,582,000 for the year ended December 31, 2007 to $37,511,000 for the same period in 2008. The increase in gas sales relates primarily to the 26% increase in production resulting from the successful drilling program, as well as a full year of production from the BER acquisition offset by the West Central sale and a slight increase of Sabretooth’s natural gas price.

Oil sales increased by approximately 51% for the year ended December 31, 2008 compared to the same time period in 2007 primarily due to the strengthening of Sabretooth’s oil price by approximately 30%. The increase in the oil price was the result of the increase in the US$ WTI.

The overall increase in revenue for the year ended December 31, 2008 compared to the same period in 2007 was due to a 26% increase in production and a 13% increase in average selling price.

For the three months ended December 31, 2008, over all revenues were decreased by 44% compared to the same time period in 2007. This is attributable to lower prices and the sale of the West Central properties.

The following table summarizes the changes in sales revenue:

$(000’s) (1)	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
Natural gas	$5,747	$10,056	$37,511	$23,582
Realized gain (loss) on hedge contracts	657	834	(1,721)	2,700

Total Natural gas	$6,404	$10,890	$35,790	$26,282
Oil	915	2,290	7,208	4,780
Natural gas liquids	760	1,189	3,955	1,759

Total Revenue	$8,079	$14,369	$46,953	$32,821

(1)	Revenue is reported before transportation charges.

Pricing

Natural gas and oil prices have suffered a significant decrease in the quarter. For the year ended December 31, 2008 prices at AECO daily index prices fluctuated from a low of $5.85/Mcf for the month of September to a high of $10.60/Mcf for the month of June. Sabretooth realized an average natural gas price of $7.34/Mcf during the three months ended December 31, 2008, an increase of 15% for the same period in 2007. Sabretoooths’s average selling price outperformed the AECO daily index for the same time period, as it only saw an increase of 5%.

For the year ended December 31, 2008, Sabretooth’s average natural gas selling price was $8.06/mcf comparing to $7.45/mcf for the year ended December 31, 2007. The increase is attributable to a stronger AECO daily index price, offset by a $4,421,000 decrease in realized gains for 2008 compared to 2007. The selling price for oil for the three months ended December 31, 2008 decreased from $76.55/bbl to $53.55/bbl, a decrease of 30%, due to the decrease in the US$ WTI benchmark price, and offset by the softening Canadian dollar.

The following tables compare our average selling prices for the three months and year ended December 31, 2008 and 2007 and also compares the benchmark indices for the same periods:

Average Selling Price (1)	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

Natural gas (per mcf)	$7.34	$6.84	$8.06	$7.45

Crude oil (per bbl)	$53.55	$76.55	$93.64	$72.16

Natural gas liquids (per bbl)	$67.98	$75.81	$93.57	$66.31

Per boe	$46.52	$46.21	$54.61	$48.22

(1)	The average selling prices reported are after realized derivative gains/(losses) and before transportation costs.

Benchmark Pricing	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

AECO natural gas – monthly index (CDN$/Mcf)	$6.43	$5.67	$7.70	$6.26
AECO natural gas – daily index (CDN$/Mcf)	$6.35	$6.01	$6.25	$6.15
WTI crude oil (US$/bbl)	$58.33	$90.63	$99.59	$72.27
Edmonton par price (CDN$/bbl)	$71.21	$89.23	$105.69	$79.59
US$/CDN$ exchange rate	$0.83	$1.02	$0.943	$0.935

Production

Annual production for 2008 averaged 2,349 boe/d, an increase of 26% compared to 2007. Increased production was attributable to a successful 2008 drilling program and, a full year of production from the BER acquisition. Sabretooth had eight new wells come on production during 2008, primarily in B.C.

Production volumes for the three months ended December 31, 2008 were 173,646 and averaged 1,887 boe/d, a decrease of 11% or 236 boe/d from the third quarter. Sabretooth’s production was reduced due to Gunnell wells being shut-in for build up and the shutdown of the Fourth Creek compressor and the Spectra plant in the Mica area. Lost production was offset by the Company’s first Montney well in Gordondale that came on production the last week of November. Sabretooth drilled 2 exploration wells (0.9 net) in the fourth quarter of 2008.

Average production volumes for the three months and year ended December 31, 2008 and 2007 are outlined below:

	Three months ended December 31, 2008		Three months ended December 31, 2007
	Total	Per day	Total	Per day
Natural Gas	872,201mcf	9,480 mcf/d	1,591,960 mcf	17,303 mcf/d
Crude Oil	17,090 bbls	186 bbls/d	29,911 bbls	325 bbls/d
NGLs	11,180 bbls	122 bbls/d	15,687 bbls	171 bbls/d

Total	173,646 boe	1,887 boe/d	310,927 boe	3,380 boe/d

	Year ended December 31, 2008		Year ended December 31, 2007
	Total	Per day	Total	Per day
Natural Gas	4,443,003 mcf	12,139 mcf/d	3,527,253 mcf	9,664 mcf/d
Crude Oil	76,970 bbls	210bbls/d	66,242 bbls	181 bbls/d
NGLs	42,262 bbls	115 bbls/d	26,520 bbls	73 bbls/d

Total	859,780 boe	2,349 boe/d	680,637 boe	1,865 boe/d

Royalty Expense

Royalty expense for the full year 2008 was $5,753,000 or 12% of revenue compared to $5,272,000 or 18% of revenue for 2007. The decrease in royalty percentages for the year ended December 31, 2008 is primarily due to an additional $800,000 of capital cost recovery credits compared to the same time period in 2007, as well as summer drilling credits of $93,000 in B.C. received in the third quarter in 2008.

Royalty expense in the fourth quarter of 2008 was $894,000 or 11 % of revenue compared to $2,246,000 or 17% of revenue in the same quarter of 2007. The decrease in royalty rate is attributable to the gas cost allowance being received in relation to the royalties.

Royalty rates are based on government market reference prices and not our average realized prices. As a result, the gains from our realized prices included in revenue result in a lower royalty rate as a percentage of revenue.

$(000’s)	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

Royalties	$894	$2,246	$5,753	$5,272

As a % of revenue	13%	17%	12%	18%

Per Unit of Production ($/boe)	$5.15	$7.22	$6.69	$7.74

Transportation

For the year ended December 31, 2008 transportation costs were $1,336,000 or $1.55/boe compared to same period in 2007 where transportation was $1,078,000 or $1.58/boe.

Transportation costs for the fourth quarter of 2008 were $342,000 or $1.97/boe. The increase in transportation costs per boe is primarily attributed to retaining assets in B.C. where transportation costs are relatively higher.

$(000’s)	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

Transportation	$342	$521	$1,336	$1,078

Per Unit of Production ($/boe)	$1.97	$1.68	$1.55	$1.58

Operating Costs

Operating costs for the year ended December 31, 2008 and 2007 were $12,771,000 or $14.85/boe and $7,770,000 or $11.41/boe respectively. For the year ended December 31, 2008, operating costs increased by 64% while production increased by 26% compared to the same period in 2007. The increases in per unit costs were attributable to increased labor, third-party processing adjustments on the Bear Ridge properties, and fuel costs.

For the three months ended December 31, 2008, operating costs were $2,831,000 or $16.30/boe. The increase is attributable to production being down for the quarter while fixed operating costs remain constant. Third party processing equalizations and compression charges that pertain to the Bear Ridge properties prior to the acquisition date are also impacting increased operating costs $0.75/boe and $0.32/boe respectively.

Sabretooth’s operating costs for the year were in-line with the third quarter guidance of $15/boe.

Operating costs for the three months and year ended December 31, 2008 and 2007 are outlined below:

$(000’s)	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

Operating Costs	$2,831	$3,647	$12,771	$7,770

Per Unit of Production ($/boe)	$16.30	$11.73	$14.85	$11.41

Netbacks

For the year ended December 31, 2008 netbacks were $31.52/boe compared to $27.49/boe in 2007. The increase in the netback for the year ended December 31, 2008 is primarily due to the higher average selling prices attributable to higher market prices, along with lower royalty rates. Offsetting these increases in the netback were higher operating costs.

Sabretooth’s netback after realized derivative gains for the fourth quarter of 2008 was at $23.10/boe compared to $25.58/boe for 2007.

The following table summarizes the changes in the netbacks:

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
Average selling price, including realized derivatives	$46.52	$46.21	$54.61	$48.22
Royalty expense	(5.15)	(7.22)	(6.69)	(7.74)
Transportation	(1.97)	(1.68)	(1.55)	(1.58)

Operating Costs	(16.30)	(11.73)	(14.85)	(11.41)

Netback, ($/boe)	$23.10	$25.58	$31.52	$27.49

General and Administrative Expenses

General and administrative (“G & A”) expenses for the year ended December 31, 2008 were $3,962,000 or $4.61/boe compared to $2,970,000 or $4.36/boe in 2007, an increase of 5% per/boe. The increase is due to the first full year of additional staff and consultants retained as a result of the Bear Ridge acquisition.

For the fourth quarter of 2008, G & A expenses, net of capitalized amounts and recoveries, was $1,135,000 or $6.54/boe, up 14% from $997,000 or $3.21/boe for the fourth quarter of 2007. For the three and twelve months ended December 31, 2008, Sabretooth capitalized approximately $301,000 and $1,874,000 of G & A expenses respectively related to exploration and development.

$(000’s)	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

G & A Expense	$1,135	$997	$3,962	$2,970

Per Unit of Production ($/boe)	$6.54	$3.21	$4.61	$4.36

Interest Expense

For the year ended December 31, 2008 interest expense was $2,543,000 compared to $1,410,000 in 2007. The increase in interest expense was a result of increased bank debt in 2008 due to the Bear Ridge acquisition.

Interest expense for the fourth quarter was $465,000 compared to $973,000 in 2007. The decrease in the fourth quarter is attributable to the decrease in the interest rates as well as the decrease in debt from the West Central and Fireweed sales in July 2008.

$(000’s)	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

Interest Expense	$465	$973	$2,543	$1,410

Per Unit of Production ($/boe)	$2.68	$3.13	$2.96	$2.07

Depletion, Depreciation and Accretion (“DD&A”)

DD&A expense for the three months ended December 31, 2008 was $4,494,000. DD&A expense for the year ended December 31, 2008 was $20,285,000. On a unit of production basis, depletion expense was $25.88 and $23.59 per boe for the three months and year respectively.

DD&A expense for the three months ended December 31, 2007 was $6,309,000. DD&A expense for the year ended December 31, 2007 was $16,500,000. On a unit of production basis, depletion expense was $20.29 and $24.24 per boe for the three months and year respectively.

The DD&A per boe decrease for the year ended 2008 compared to 2007 is mainly due to significant investment in acquisitions and capital projects that has increased proven reserves.

The depletion rate is impacted by the costs to acquire, explore and develop reserves of crude oil and natural gas, known as finding, development and acquisition costs. In the early stages of exploration, capital costs may be recognized before proven reserves are fully booked leading to higher initial depletion rates. In addition higher depletion rates also result as new production often receives lower reserves assignments under NI 51-101 due to the naturally unpredictable nature of newer production.

Asset Retirement Obligations

The Company developed two new assets subject to asset retirement obligations during the fourth quarter of 2008, and eighteen new assets for the year ended December 31, 2008. $39,000 was recognized as an accretion expense for the fourth quarter of 2008, and $212,000 for the year ended December 31, 2008. For the year ended December 31, 2007, the Company acquired 299 new assets subject to asset retirement obligations. The Company recognized accretion expense of $110,000 for the fourth quarter of 2007 and $184,000 for the year ended December 31, 2007. Total asset retirement obligations recognized at December 31, 2008 were $2,515,000. At December 2007 total asset retirement obligations recognized were $4,560,000. The decrease is mainly due to the properties sold during the third quarter of 2008.

Stock Based Compensation

The Company recognizes stock based compensation expense for all stock options granted. For the three and twelve months ended December 31, 2008, Sabretooth recorded $157,000 and $918,000 respectively in stock based compensation expense, with a corresponding increase to contributed surplus, for stock options issued.

For the three and twelve months ended December 31, 2007, Sabretooth recorded $20,000 and $242,000 respectively in stock based compensation expense, with a corresponding increase to contributed surplus, for stock and performance options issued.

Common Shares Outstanding

In the first quarter of 2008 the Company granted 195,000 stock options exercisable for voting common shares of the Company. These options vest 25% the first, second, third and fourth anniversaries of grant and have a weighted average exercise price of $2.66 per share.

In the first quarter of 2008, 229,000 vested options were repurchased for approximately $104,000. The amount paid to repurchase the options was charged to contributed surplus.

In the second quarter of 2008 the Company granted 500,000 stock options exercisable into voting common shares of the Company. These options vest 25% the first, second, third and fourth anniversaries of grant and have a weighted average exercise price of $2.28 per share.

In the second quarter of 2008, 48,000 vested options were exercised for approximately $100,000. The amount paid to exercise the options was credited to share capital. $15,000 was charged to contributed surplus related to the stock based compensation recognized for the above options in previous periods; the same amount was credited to share capital.

On October 28, 2008, the Company repurchased 453,000 common shares of the Company under its normal course issuer bid (“NCIB”) for $184,000 or $0.42 per share. The stated value of the shares was debited to share capital, with the excess of stated value over the cost of the re-acquisition of $2,077,000 credited to contributed surplus.

No additional options were granted during the third and fourth quarter of 2008.

At December 31, 2008, there are 38,661,000 Common Shares outstanding.

Subsequent to December 31, 2008, the Company purchased 200,000 shares of the Sabretooth Energy Ltd. in a block transaction for $84,000 or $0.42 per share under the NCIB. These shares are expected to be cancelled by treasury in the first quarter of 2008.

Income Taxes

The Company has non-capital loss carry-forwards, investment tax credit carry-forwards, and Scientific Research and Development expenses available to reduce future years’ income for tax purposes. The Scientific Research and Development expenses of approximately $22,704,000 available for carry-forward do not expire. The non-capital loss and investment tax credit carry-forwards expire as follows:

Year of expiry	Non-capital losses $(000’s)	Investment tax credits $(000’s)
2010	$—	$930
2011	—	1,280
2012	—	672
2013	—	761
2014	—	338
2025	10,752	—

	$10,752	$3,981

In addition, the Company has UCC pools of approximately $30,000,000, COGPE pools of approximately $14,000,000, CEE pools of approximately $26,000,000, CDE pools of approximately $16,000,000, and share issuance costs of approximately $4,000,000 which can be used to reduce taxable income in the future.

As at December 31, 2008, $6,129,000 has been recognized as a future income tax asset as the Company believes, based on estimated cash flows from existing reserves, that it is more likely than not to realize these assets.

Capital Expenditures

	Three months ended December 31,		Year ended December 31,
$(‘000s)	2008	2007	2008	2007
Land acquisition costs	$13	$190	$5,944	$2,058
Geological & geophysical	106	66	490	1,812
Drilling, completions & workovers	4,729	8,639	24,306	23,176
Tangible equipment	946	2,708	4,668	7,935
Capitalized overhead	301	363	2,026	1,049
Office furniture & equipment	—	47	(5)	193

Total capital expenditures	$6,095	$12,013	$37,429	$36,223

The Company sold properties during the year for net proceeds of $21,262,000 ($22,450,000 before transaction costs) (after effective/closing date adjustments).

Liquidity and Capital Resources

The Company has established three credit facilities with a Canadian chartered bank. Credit Facility A is a $40,000,000 revolving operating demand loan by way of prime rate based loans, Banker’s Acceptances and letters of credit/guarantee which bears interest at the bank prime rate plus 0.25% to 1.5% on a sliding scale, depending on the Company’s debt to cash flow ratio (ranging from being less than 1.0:1.0 to greater than or equal to 3:1). Credit Facility B is a $5,000,000 non-revolving acquisition/development demand loan, which bears interest at the bank prime rate plus 0.50%. Credit Facility C is a Revolving Demand Credit Agreement in the face amount of $18,000,000 which bears interest at the bank prime rate and will be required to be repaid in full upon the liquidation or refinancing of the Company’s ABCP holdings. All credit facilities are subject to periodic review by the bank and are secured by a general assignment of book debts and a $100,000,000 demand debenture with a first floating charge over all assets of the Company as well a hypothecation/pledge of ABCP. The Company is authorized to access the credit facilities with prior approval of the Board of Directors of the Company (the “Board”). The Company is required to meet certain financial based covenants under the terms of this facility. The Company is also required to hedge no more than 70% of its production under the lending agreement. As of December 31, 2008, the Company had hedged approximately 71% of its production, for which it has obtained a waiver of the violation from the bank. As at December 31, 2008, the Company has drawn $29,970,000 on Facility A, $ Nil on Facility B, and $18,000,000 on Facility C. The next scheduled review of the facilities is on or before May 31, 2009. The effective interest rate for the year ended December 31, 2008 was 4.05% (2007 – 5.85%).

As at December 31, 2008, the Company held Canadian third party ABCP with an original cost of $24,147,000. At the dates the Company acquired these investments, they were rated R1 (High) and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of the liquidity issues in the ABCP market, did not settle on maturity. As a result the Company has classified its ABCP as long-term investments. Such ABCP is valued at $13,968,000 at December 31, 2008.

On August 16, 2007 an announcement was made by a group representing banks, asset providers and major investors that they had agreed in principle to a long-term proposal and interim agreement to convert the ABCP’s into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a Pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process. On March 17, 2008, a court order was obtained through which a restructuring of the ABCP was expected to occur. A meeting of note holders occurred on April 25, 2008 and the restructuring plan was approved. The restructuring plan was then sanctioned by the Ontario Superior Court of Justice on June 5, 2008.

On June 18, 2008 proceedings were taken by a number of corporate note holders in the Ontario Court of Appeal seeking to challenge the Ontario Superior Court of Justice decision that sanctioned the restructuring plan. In a unanimous decision issued on August 18, 2008, the Ontario Court of Appeal dismissed the appeal. On September 2, 2008, a number of the unsuccessful appellants sought leave to appeal the Ontario Court of Appeal decision to the Supreme Court of Canada. On September 19, 2008 the Supreme Court announced that it would not grant leave to hear the appeal. On December 24, 2008 an announcement was made by the Pan-Canadian Restructuring Committee that the Alberta, Quebec and Canadian Federal governments has agreed to contribute a margin facility for the ABCP and that the restructuring was expected to be completed in January 2009.

On January 21, 2009, the Pan-Canadian Investors Committee announced that the restructuring has been completed. As a result, the Company received new notes of various classes issued by a trust referred to as Master Asset Vehicle 2 (MAV 2) , including senior notes (Class A1 and A2) which have been assigned an investment grade rating of A by DBRS Limited (“DBRS”) and subordinated Class B and C notes, which have not been rated by DBRS. MAV 2 notes means that the Company will not finance margin calls, but will receive a reduced coupon. The following are the new notes received from the restructuring:

MAV 2	Class A1	$6,717,083
MAV 2	Class A2	$14,149,098
MAV 2	Class B	$2,568,455
MAV 2	Class C	$724,782

		$24,159,418

The Class A1 and A2 notes will pay interest and Class B and C notes will accrue interest with payments to be made only after the Class A1 and A2 notes have been fully repaid. On January 23, 2009, the Company received an initial net payment of approximately $858,000 as interest that has accrued on the ABCP between August 2007 and August 31, 2008. The Company has accrued approximately $360,000 representing interest earned in the ABCP conduits for the period between September 1, 2008 and December 31, 2008 which is expected to be received in the first quarter of 2009. The interest receivable is presented on the consolidated balance sheet as short-term portion of ABCP. The amount received subsequent to year end was not the interest that the Company would normally be entitled to, since the amounts accumulated in the different ABCP since August 13, 2007 were used to cover the restructuring charges and constitute reserves for the newly issued notes. The new replacement notes will be classified as held for trading financial assets and will be subject to mark-to-market accounting in future periods. Changes in fair value will be recorded in income as they arise. The estimated fair value of the new replacement notes received on January 21, 2009 is unchanged from the December 31, 2008 estimated fair value.

The valuation technique used by the Company to estimate the fair value of its investments in ABCP incorporates probability-weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. Probability-weighted discount rates of approximately 8.4% and 14.4% were used at December 31, 2008 for the senior AA and subordinated notes respectively for this estimate and an interest rate of 0.91% was used (bankers’ acceptance rate less 50 basis points). This evaluation resulted in a reduction of $10,179,000 to the original cost of the ABCP at December 31, 2008. The assumptions used in determining the estimated fair value reflect the public statements made by the Pan-Canadian restructuring committee and the estimated new notes received, as described above, with maturities matching the maturities of the underlying assets and bearing market interest rates commensurate with the nature of the underlying assets and their associated cash flows and the credit rating and risk associated with the long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads. Assumptions have been made as to the long-term interest rates to be received from the long-term floating rate notes. The term of the notes is estimated to be approximately 7 years which approximates the maturity of the assets backing the notes. Interest on Class A-1 notes is to be accrued and paid currently, with interest on all other Classes to be accrued, but only paid after interest on higher ranking Classes is paid. A total write-down of $8,052,000 from the estimated fair value at December 31, 2007 was recognized during the year ended December 31, 2008. The impairment charge recorded was reduced by the amount of the interest accrued for of $1,218,000. The Company has maintained its 100% allowance against the MAV 2 Class C notes in the amount of $725,000.

There are currently no market quotations available for the non-bank sponsored ABCP or the new MAV 2 notes. Therefore continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows, the evolution of the liquidity of the market for the new notes issued following the restructuring and the evolution of the prevailing financial crisis could give rise to a further change in the value of the Company’s investment in ABCP which would impact the Company’s earnings. It is reasonably possible, based on existing knowledge, that change in future conditions in the near term could require a material change in the recognized amount. The reduction from the face value could range from $11,900,000 to $8,300,000 based on alternative reasonable assumptions, although given the nature of the information available, the amount ultimately recovered could vary outside these ranges.

Subsequent to year end, the Company’s bank provided the Company with a proposed additional credit facility to provide liquidity in respect to the ABCP. The credit facility is structured as follows and all amounts drawn under the Company’s existing $18,000,000 credit facility C must be repaid to access this new facility:

Tranche A: $10,871,700 revolving credit facility, which represents an amount equal to approximately 45% of the face value of the restructuring notes.

Tranche B: $7,247,800 revolving credit facility, which represents an amount equal to approximately 30% of the face value of the restructuring notes.

The borrowings under the credit facility will be first allocated to Tranche A and the balance will be allocated to Tranche B. The term is for three years with an option to extend the term to seven years on a year by year basis if agreed to by both parties. Interest is payable at the bank prime rate less 1%. The credit facility is secured by the restructuring notes and all cash proceeds the Company receives on the sale of restructuring notes will reduce the available amount of the facility commencing with Tranche A. The credit facility also provides for a put option allowing the Company to assign to the bank the restructuring notes in payment of the principal due under Tranche A only. The credit facility will become effective upon negotiation and review by Sabretooth’s legal counsel, at which point the $18,000,000 loan currently outstanding under credit facility C will be re-classed as long-term.

Contractual Obligations

Sabretooth is committed to various contractual obligations and commitments in the normal course of operations and financing activities. These are outlined as follows:

a)	The Company has lease agreement for office premises with minimum annual net lease payments, exclusive of operating costs, as follows:

(000’s)
2009	$164
2010	168
2011	143
2012	107
Thereafter	Nil

Total	$582

b)	Pursuant to a flow-through share offering of Bear Ridge, prior to its acquisition by the Company, the Company is committed to incur a total of $24,000,000 in qualifying expenditures by December 31, 2008. As of December 31, 2008 the Company has incurred all required CDE qualifying expenditures.

c)	Pursuant to a flow-through share and warrants offering of Bear Ridge, prior to its acquisition, the Company is committed to incur a total of $12,300,000 in qualifying expenditures by March 15, 2009. As of December 31, 2008 the Company has incurred all required expenditures.

d)	Pursuant to a flow-through share offering of HFG, HFG is committed to incur a total of $15,221,000 CEE qualifying expenditures. As of December 31, 2008, the entire $15,221,000 CEE commitment remains outstanding.

e)	HFG has approximately a $1,000,000 tie-in commitment at Red Creek. As of December 31, 2008 $300,000 has been spent and the remaining $700,000 is expected to be expended in 2009.

Outstanding Share Data

As of the date of this MD&A, Sabretooth had the following securities outstanding:

1)	38,461,000 common voting shares;

2)	3,157,000 stock options.; and

3)	1,050,000 warrants.

Each stock option and warrant entitles the holder thereof to acquire one common voting share in certain circumstances.

Quarterly Information

Financial ($ thousands except per share data)	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production Revenues (including gains (losses) on financial commodity contract)	$10,562	$23,910	$8,513	$6,160	$12,888	$8,547	$5,150	$4,686
Royalties	894	1,437	1,350	2,072	2,246	1,454	578	994
Operating expenses	2,831	3,995	2,782	3,163	3,647	1,955	1,186	982

Transportation expenses	342	319	329	346	521	244	140	173

Net income (loss)	(987)	6,113	(2,486)	(10,819)	217	(497)	141	3,914
Per Share - basic	(0.03)	0.16	(0.06)	(0.28)	0.01	(0.02)	0.01	0.19
Per share - diluted	(0.03)	0.16	(0.06)	(0.28)	0.01	(0.02)	0.01	0.18
Funds flow	1,278	4,900	6,558	7,853	5,985	3,875	2,177	2,487
Per Share - basic	0.03	0.13	0.17	0.20	0.15	0.14	0.11	0.12
Per share - diluted	0.03	0.13	0.17	0.20	0.15	0.13	0.10	0.12
Capital expenditures, net	$6,024	$(11,983)	$9,522	$12,604	$12,013	$4,112	$6,142	$13,956

Corporate acquisition expenditures	—	—	—	—	—	24,752	—	—

Total expenditures	$6,024	$(11,983)	$9,522	$12,604	$12,013	$28,864	$6,142	$13,956

	2008				2007
Operations	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production Volumes
Natural gas (mcf/day)	9,480	10,918	12,422	15,773	17,303	10,813	5,140	6,429
Oil (bbl/day)	186	197	179	278	325	165	114	103
NGLs (bbl/day)	122	107	107	125	171	36	24	32
Total boe/day	1,887	2,123	2,357	3,032	3,380	2,003	995	1,206

Average selling price
Natural gas ($/per mcf)	$7.34	$8.33	$8.91	$7.63	$6.84	$7.12	$7.47	$7.80
Oil ($/per bbl)	$53.55	$112.39	$125.19	$87.57	$76.55	$80.61	$63.55	$66.14
NGLs ($/per bbl)	$67.98	$112.16	$113.55	$86.02	$75.81	$75.89	$65.86	$57.67

Combined ($per boe)	$46.52	$58.88	$61.67	$51.25	$46.21	$46.91	$49.84	$48.75
Royalties ($per boe)	5.15	7.36	6.29	7.51	7.22	7.89	6.38	9.16
Operation expense ($per boe)	16.30	20.45	12.97	11.46	11.73	10.61	13.09	9.05
Transportation ($per boe)	1.97	1.63	1.53	1.25	1.68	1.32	1.54	1.60

Netback ($per boe)	$23.10	$29.44	$40.88	$31.03	$25.58	$27.09	$28.83	$28.94

Financial Instruments and Other Instruments

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate. As a means of managing commodity price volatility, the Company enters into various derivative financial instrument agreements and physical contracts. Collars ensure that the commodity prices realized will fall into a contracted range for a contracted sale volume based on the monthly index price. Monthly gains and losses are determined based on the differential between the AECO daily index and the AECO monthly index when the monthly index price falls in between the floor and the ceiling. Derivative financial instruments are mark-to-market and are recorded on the consolidated balance sheet as either an asset or liability with the change in fair value recognized in net earnings.

The following information presents all positions for the derivative financial instruments outstanding as at December 31, 2008.

Term	Volume	Price	Basis
April 1, 2008 to March 31, 2009	3,000 GJ/day	$7.04	AECO
April 1, 2008 to March 31, 2009	6,000 GJ/day	$7.08	AECO
April 1, 2009 to March 31, 2010	6,000 GJ/day	$7.85	AECO

*	GJ stands for gigajoule

Realized gains totalling $657,000 for the three months ending and realized losses totalling $1,721,000 for the year ended December 31, 2008 (2007 – $834,000 and $2,700,000 respectively) respectively, from the derivatives was recognized in income and the fair value of the swaps outstanding at December 31, 2008 was approximately $3,034,000 (December 31, 2007 - $843,000).

Off Balance Sheet Arrangements

The Company does not presently utilize any off-balance sheet arrangements to enhance its liquidity and capital resource positions, or for any other purpose. During the period ended December 31, 2008, Sabretooth did not enter into any off-balance sheet transactions.

Related party transactions

a)	A director of the Company is a partner of a law firm that provides legal services to the Company. During the year ended December 31, 2008, the Company paid a total of $19,000 (2007 - $56,000) to this firm for legal fees and disbursements, of which Nil is included in accounts payable and accrued liabilities at December 31, 2008 (2007 - $2,000), due under normal credit terms. Of the total amount paid, Nil (2007 - $29,000) has been included as transaction costs related to the Bear Ridge acquisition (note 5 (ii)), and the remaining amount of $19,000 (2007 - $27,000) has been included as general and administrative expense.

b)	A director of the Company was the owner of a corporation that provides drilling services to the Company. During the year ended December 31, 2008, the Company paid a total of $606,000 (2007 - $1,010,000) for drilling services, which has been included in property and equipment. Of this amount, Nil is included in accounts payable and accrued liabilities at December 31, 2008 (December 31, 2007 - $195,000), due under normal credit terms.

These transactions have been recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Asset Sales

In the third quarter of 2008, the Company sold its West Central conventional assets in Alberta and Saskatchewan as well as its Fireweed property in North East British Columbia for an aggregate purchase price of $22,450,000 (before effective/closing date adjustments). The sale includes approximately 545 boe/d of production and approximately 55,000 net acres of undeveloped land. The Purchase and Sale Agreements were signed on July 25, 2008 with the West Central Package closing on July 31, 2008 and the Fireweed Package closing on August 12, 2008.

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would have been made known to them.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are also responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. As at December 31, 2008, the Company’s Chief Executive Officer and Chief Financial Officer have evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal controls over financial reporting and have concluded that there are several material weaknesses with regards to lack of segregation of duties and lack of financial reporting expertise.

The relatively small size of the Company makes the identification and authorization process relatively efficient; however, during the evaluation of the design of internal controls over financial reporting it was noted that, due to the limited number of staff at Sabretooth, it is not feasible to achieve complete segregation of incompatible duties nor does the Company have a sufficient number of finance personnel with all the technical accounting knowledge required to address all complex and non-routine accounting transactions that may arise, which may lead to the possibility of inaccuracies in financial reporting. The Company has employed knowledgeable and competent accounting staff to ensure that high-quality financial reporting and other internal controls over financial reporting have been designed which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The Company has no further plans to remediate these weaknesses at the current period.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period from October 1, 2008 to December 31, 2008 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting. No material changes in the Company’s internal control over financial reporting were identified during such period, which has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management and the Board work to mitigate the risk of a material misstatement in financial reporting; however, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met and it should not be expected that the disclosure and internal control procedures will prevent all errors or fraud.

Changes in Accounting Policies

Financial Instruments – Disclosures and Presentation

Effective January 1, 2008, the Company adopted two new Canadian Institute of Chartered Accountants (“CICA”) standards, Handbook Section 3862, Financial Instruments – Disclosures and Handbook Section 3863, Financial Instruments – Presentation. These Handbook sections replaced existing Handbook Section 3861, Financial Instruments – Presentation and Disclosure. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. Specifically, Section 3862 requires disclosure of the significance of financial instruments on the Company’s financial position. In addition, the guidance outlines revised requirements for the disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments. Refer to Note 17, “Financial Instruments and Risk Management” for the additional disclosures under Section 3862. The new presentation standard carries forward the former presentation requirements.

Capital Disclosures

Effective January 1, 2008, the Company adopted Handbook Section 1535, Capital Disclosures which requires companies to disclose their objectives, policies and processes for managing capital, the nature of externally imposed capital requirements, how the requirements are incorporated into the Company’s management of capital, whether the requirements have been complied with, or consequence of noncompliance and an explanation of how the Company is meeting its objectives for managing capital. In addition, quantitative disclosures regarding capital are required. Refer to Note 18, “Capital Management” for additional disclosures under Section 1535.

Future Accounting Pronouncements

In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

i) Goodwill and Intangible Assets

As of January 1, 2009, the Corporation will be required to adopt CICA Section 3064, “Goodwill and Intangible Assets”, which will replace Handbook Section 3062. This new guidance reinforces a principles-based approach to the recognition of costs as assets in accordance with the definition of an asset and the criteria for asset recognition under Handbook Section 1000, “Financial Statement Concepts”. Section 3064 clarifies the application of the concept of matching revenues and expenses in Section 1000 to eliminate the current practice of recognizing as assets items that do not meet the definition and recognition criteria. Under this new guidance, fewer items meet the criteria for capitalization. The implementation of this section is expected to have no impact on the Corporation’s financial statements.

ii) Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces former guidance on business combinations. The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date.

Currently the purchase price used in business combinations is based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced. Under the new standard, however, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date and re-measured at fair value through net earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, under the new standard, negative goodwill is required to be recognized immediately in net earnings. Currently the requirement is to eliminate negative goodwill by deducting it from non-monetary assets in the purchase price allocation. The standard also states that acquisition-related costs, including restructuring and other direct costs, will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date, unless they constitute the costs associated with issuing debt or equity securities. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.

This standard is equivalent to the International Financial Reporting Standard 3, “Business Combinations (January 2008)” on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on the Corporation’s consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

iii) Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, and 1602, “Non-controlling Interests”, which replaces existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests.

These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements (January 2008)”. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. Earlier adoption is permitted. The Corporation is currently evaluating the impact of adopting this standard on its financial statements but does not expect the adoption of this statement to have a material impact on its results of operations or financial position.

iv) Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee (“EIC”) of the CICA approved an abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, entitled “Financial Instruments - Recognition and Measurement”. This EIC states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract. The Corporation will incorporate the provisions of EIC 173 in its fair value determinations as at March 31, 2009 with retrospective application, if any, to the beginning of its 2009 fiscal year. The Corporation is currently evaluating the impact of adopting this standard on its financial statements.

v) International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of the plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) on January 1, 2011 with comparative 2010 periods converted as well.

Although IFRS is principles based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS. Currently, the application of IFRS to the oil and gas industry in Canada requires clarification. The International Accounting Standards Board has issued an exposure draft relating to certain amendments and exemptions to IFRS 1 relating to full cost oil and gas accounting. The amendments will potentially permit the Corporation to apply IFRS prospectively to their full cost pool of capitalized exploration and development expenses, with an initial impairment test, at the transition date. The Corporation will then be required to adopt a form similar to “successful efforts” method of accounting for oil and gas on a prospective basis. The Canadian Association of Petroleum Producers (CAPP) and the Small Explorers and Producers Association of Canada (SEPAC) have published an “Information Guide on Adoption and Implementation of International Financial Reporting Standards” for the Canadian upstream oil and gas industry.

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Corporation’s reported financial position and results of operations. The Corporation is currently assessing the impact of the conversion from Canadian GAAP to IFRS on its results of operations, financial position and disclosures and is in the process of developing an IFRS changeover plan. The plan will include an assessment of differences between Canadian GAAP and IFRS, accounting policy choices under IFRS, internal controls over financial reporting, potential system changes required, potential corporate governance changes, and affects on internal controls and processes including resources and training required for employees. A project team has been set up to manage this transition and to ensure successful implementation within the required timeframe. Employees involved in the project have attended a number of training courses and education sessions. Communication is ongoing with many areas of the Corporation and regular updates are provided to senior management and the Audit committee. Based on work completed to date, the accounting differences that will lead to the largest changes include property, plant and equipment and business combinations. The Corporation will provide disclosures of the key elements of its plan and progress on the project as the information becomes available during the transition period.

Application of Critical Accounting Estimates

The significant accounting policies used by Sabretooth are disclosed in note 3 to the Annual Financial Statements. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on a regular basis. The emergence of new information and changed circumstance may result in actual results or changes to estimate amounts that differ materially from current estimates. The following discussion identifies the critical accounting policies and practices of the Company and helps assess the likelihood of materially different results being reported.

Application of Critical Accounting Estimates

Reserves

Oil and gas reserves are estimates made using all available geological and reservoir data, as well as historical production data. All of the Company’s reserves were evaluated and reported on by an independent qualified reserves evaluator. However, revisions can occur as a result of various factors including: actual reservoir performance, change in price and cost forecasts or a change in the Company’s plans. Reserve changes will impact the financial results as reserves are used in the calculation of depletion and are used to assess whether asset impairment occurs. Reserve changes also affect other Non-GAAP measurements such as finding and development costs; recycle ratios and net asset value calculations.

Depletion

The Company follows the full cost method of accounting for oil and natural gas properties. Under this method, all costs related to the acquisition of, exploration for and development of oil and natural gas reserves are capitalized whether successful or not. Depletion of the capitalized oil and natural gas properties and depreciation of production equipment which includes estimated future development costs less estimated salvage values are calculated using the unit-of-production method, based on production volumes in relation to estimated proven reserves.

An increase in estimated proved reserves would result in reduction in depletion expense. A decrease in estimated future development costs would also result in a reduction in depletion expense.

Unproved Properties

The cost of acquisition and evaluation of unproved properties are initially excluded from the depletion calculation. An impairment test is performed on these assets to determine whether the carrying value exceeds the fair value. Any excess in carrying value over fair value is impairment. When proved reserves are assigned or a property is considered to be impaired, the cost of the property or the amount of the impairment will be added to the capitalized costs for the calculation of depletion.

Ceiling Test

The ceiling test is a cost recovery test intended to identify and measure potential impairment of assets. An impairment loss is recorded if the sum of the undiscounted cash flows expected from the production of the proved reserves and the lower of cost and market price of unproved properties does not exceed the carrying values of the petroleum and natural gas assets. An impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market price of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using the risk free rate. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment as a result of this ceiling test will be charged to operation as additional depletion and depreciation expense.

Asset Retirement Obligations

The Company records a liability for the fair value of legal obligations associated with the retirement of petroleum and natural gas assets. The liability is equal to the discounted fair value of the obligation in the period in which the asset is recorded with an equal offset to the carrying amount of the asset. The liability then accretes to its fair value with the passage of time and the accretion is recognized as an expense in the financial statements. The total amount of the asset retirement obligation is an estimate based on the Company’s net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The total amount of the estimated cash flows required to settle the asset retirement obligation, the timing of those cash flows and the discount rate used to calculate the present value of those cash flows are all estimates subject to measurement uncertainty. Any change in these estimated would impact the asset retirement liability and the accretion expense.

Stock Based Compensation

The Company uses fair value accounting for stock-based compensation. Under this method, all equity instruments awarded to employees and the cost of the service received as considerations are measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded.

Income Taxes

The determination of income and other tax assets and liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax asset may differ significantly from that estimated and recorded by management.

The recognition of a future income tax asset is also based on estimates of whether the Company is “more likely than not” to realize these assets. This estimate, in turn, is based on estimates of proved and probable reserves, future oil and natural gas prices, royalty rates and costs. Changes in these estimates could materially impact net income and the future income tax asset recognized.

Acquisition of Bear Ridge

Management makes various assumptions in determining the fair values of any acquired company’s assets and liabilities in a business combination. The most significant assumptions and judgments made relate to the estimation of the fair value of Sabretooth’s shares issued in connection with the Bear Ridge acquisition and the fair value of the oil and natural gas properties acquired. To determine the fair value of the oil and gas properties acquired in the Bear Ridge acquisition, the Company estimated the volume of the oil and natural gas reserves being acquired and the future prices of oil and natural gas.

ABCP

See “Liquidity and Capital Resources” section for an in-depth discussion of the estimates used to value the ABCP held by the Company.

Other Estimates

The accrual method of accounting requires management to incorporate certain estimates including estimates of revenues, royalties and operating costs as at a specific reporting date, but for which actual revenues and costs have not yet been received. In addition, estimates are made on capital projects which are in progress or recently completed where actual costs have not been received by the reporting date. The Company obtains the estimates from the individuals with the most knowledge of the activity and from all project documentation received. The estimates are reviewed for reasonableness and compared to past performance to assess the reliability of the estimates. Past estimates are compared to actual results in order to make informed decisions on future estimates.

Risks Management

The Company is engaged in the exploration, development, production and acquisition of crude oil and natural gas. This business is inherently risky and there is no assurance that hydrocarbon reserves will be discovered and economically produced. Financial risks associated with the petroleum industry include fluctuations in commodity prices, interest rates and currency exchange rates along with the credit risk of the Company’s industry partners. Operational risks include reservoir performance uncertainties, the reliance on operators of our non-operated properties, competition, environmental and safety issues, and a complex and changing regulatory environment.

The primary risks and how the Company mitigates them are as follows:

Commodity price and exchange rate volatility

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company protects itself from fluctuations in prices by maintaining an appropriate hedging strategy, diversifying its asset mix and strengthening its balance sheet in order to take advantage of low price environments by making strategic acquisitions. We enter into commodity price contracts to actively manage the risks associated with price volatility and thereby protect our cash flows used to fund our capital program. We have used costless collars and swap contracts to manage these risks and to take advantage of market conditions. Net earnings for the year ended December 31, 2008 included $1,721,000 of realized losses and $2,191,000 of unrealized gain on these transactions. For contracts outstanding as at December 31, 2008, please see Note 17 of the Annual Financial Statements.

Sabretooth is also exposed to fluctuations in the exchange rate between the Canadian and US dollar. Most commodity prices are based on U.S. dollar benchmarks that results in our realized prices being influenced mainly by the Canadian/U.S. currency exchange rates. The decline in the price of both oil and natural gas during the latter half of the year precipitated a decline in the Canadian dollar relative to the US dollar and one has tended to, at least partially, offset the effects of the other. As at December 31, 2008, the Company had no forward, foreign exchange contracts in place, nor any significant working capital items denominated in foreign currencies.

Credit risk

Credit risk arises from the potential loss resulting from a counterparty failing to meet its obligations in accordance with the agreed terms. The Company may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in the Company’s ongoing capital program, potentially delaying the program and the results of such program until the Company finds a suitable alternative partner. Substantially all of the accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Company generally extends unsecured credit to these customers and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by entering into transactions with long-standing, reputable, counterparties and partners. In many cases, the Company has offsetting receivables and payables with its partners and makes use of these offsets to mitigate any payment risk. Wherever possible, the Company requires cash calls from its partners on capital projects before they commence.

Receivables related to the sale of the Company’s petroleum and natural gas production are mainly from major marketing companies who have excellent credit ratings. These revenues are normally collected on the 25th day of the month following delivery. The Company has not experienced any collection losses from its marketing companies.

The Company also has credit risk related to its investment in ABCP as described in Note 6 of the Annual Financial Statements.

Access to Capital Risk

The Company anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. As the Company’s revenues may decline as a result of decreased commodity pricing, it may be required to reduce capital expenditures. In addition, uncertain levels of near term industry activity coupled with the present global credit crisis exposes the Company to additional access to capital risk. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s business financial condition, results of operations and prospects.

Interest rate risk

The Company is exposed to interest rate risk to the extent that changes in market interest rates impact its borrowings under the floating rate credit facility. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt fluctuate as a result of changes in market rates. The Company has no interest rate swaps or financial contracts in place as at or during the year ended December 31, 2008.

Operating and finding and development costs are increasing each year

Generally all companies have experienced increased costs for services in the past two years. There was a softening of service costs towards the mid to latter part of the year as activity levels were reducing along with commodity price declines. The Company mitigates risks by entering into strategic joint ventures to reduce exposure to high costs and diversify drilling risks. The Company employs experienced and motivated staff to evaluate and generate high quality drilling prospects. In addition the Company seeks to utilize appropriate technology and responsible operating practices in operating its wells. The Company utilizes appropriate safety programs and insurance coverage to guard against potential losses. Concentrating on core areas wherein Sabretooth has high degrees of ownership and operatorship further mitigates increasing operating costs as economies of scale are gained. Sabretooth attempts to minimize finding risk by:

•	Focusing its efforts on its core areas wherein its expertise and experiences can be properly leveraged;

•	Generating as many internal projects as possible;

•	Being the operator of most of the projects we participate in;

•	Identifying drilling opportunities with multi-zone prospects; and

•	Making prudent use of seismic data to identify prospects – either by purchasing trade data or by shooting it ourselves.

Administrative risks

The increased transparency required by the securities regulators and constantly evolving accounting guidelines dictate significant resources be devoted to these areas. The Company maintains processes designed to comply with the required disclosures; has a strong Board of Directors and engages technical advisors to assist in meeting securities guidelines. In addition the industry is experiencing increased competitiveness with respect to finding and retaining qualified employees. Retention issues are at least partially mitigated by having all employees participate in its stock option program.

Environmental Regulations

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the “Protocol”), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada’s ability to meet these targets and the Government’s strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined could have a material impact on the nature of oil and natural gas operations, including those of the Company.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the “Action Plan”), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects the Government’s Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate the companies’ compliance of the Action Plan’s requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto’s Clean Development Mechanism.

On March 8, 2008, the Alberta Government introduced Bill 3, the Climate Change and Emissions Management Amendment Act, which intends to reduce greenhouse gas emission intensity from large industries. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12% starting July 1, 2008; if such reduction is not initially possible the companies owning the large emitting facilities will be required to pay $15 per tonne for every tonne above the 12% target. These payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. As an alternate option, large emitters can invest in projects outside of their operations that reduce or offset emissions on their behalf, provided that these projects are based in Alberta. Prior to investing, the offset reductions, offered by a prospective operation, must be verified by a third party to ensure that the emission reductions are real.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Company and its operations and financial condition.

Global Financial Crisis

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward. Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

New Alberta Royalty Regime

On February 16, 2007, the Alberta Government announced that a review of the province’s royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil and gas resources, including oil sands, conventional oil and gas and coal bed methane, would be conducted by a panel of experts with the assistance of individual Albertans and key stakeholders. The review panel produced its report and recommendations on September 18, 2007. The Government of Alberta considered these recommendations and obtained input from the public and the oil and gas sector on the recommendations and on October 25, 2008 issued its decision on the direction of royalties in the province. A summary of the Alberta Governments framework, which will impact the Company, is as follows:

Conventional Oil

Price-sensitive and volume-sensitive conventional oil royalty rates will become separate elements within a single sliding rate formula. New royalty rates will range from 0% to 50%, up from the current maximums of 30% and 35% for new and old vintages. Royalties will be calculated on a monthly production rate as is done currently and as collected, reported and used by industry.

The following royalty programs will be eliminated:

•	Third Tier Exploratory Well Royalty Exemption

•	Re-activated Well Royalty Reduction

•	Low Productivity Well Royalty Reduction

•	Horizontal Re-entry Well Royalty Program

•	Experimental Project Petroleum Royalty

Oil project royalty programs like Enhanced Oil Recovery and the Innovative Energy Technology Program will be retained to encourage research and additional oil recovery. The tiers in conventional oil that distinguish vintages based on the discovery date will be eliminated. Rate caps on price will be raised for conventional oil to $120 per barrel. Currently, maximum rates are reached at around $30 per barrel for conventional oil.

Natural Gas

New royalty rates will range from 5% to 50%, up from ranges of 5% to 30% for new and 5% to 35% for old vintages.

The government plans to revamp the Deep Gas Drilling Program. The Government announced that royalty reductions will be available for deep gas wells. Deep gas wells included those over 2,000 meters of drilling length. Included in the deep well regime will be entire length of horizontal wells. The government will raise rate caps on the price of natural gas to $16.59/GJ. The cap will ensure the royalty system is sensitive over a broad range of prices. Previously maximum royalty rates were reached at around $3.70/GJ for natural gas.

Royalties for natural gas liquids will now be set at 40% for pentanes, a change from 22-50% for old tiers and 22-35% for new. The new royalties for butanes and propane will be 30%, up from 15-30%. The government will eliminate the option to use the Corporate Average Price to determine natural gas royalties. For gas processing facilities, the government will move from using corporate effective royalty rates to calculate costs of the Crown’s share of capital to establishing facility effective royalty rates. This will improve the link of capital costs for natural gas to a particular facility. The Alberta Royalty Review Panel had recommended going to deemed or set fees, an approach tried before in Alberta, but it does not recognize significant actual cost differences in processing plants. For gathering and compression, the government will continue to use set fees which recognize actual costs. The government will eliminate the tiers in conventional natural gas that distinguish vintages based on the discovery date to simplify the system. The Government views that under current economic conditions the difference between tiers is minimal. The government will retain the Otherwise Flared Solution Gas Royalty (OFSG) Waiver Program and extend it to bitumen wells. This program encourages solution gas conservation, rather than venting the gas, resulting in improved air quality.

In response the significant reduction in activity and the global economic crisis, on November 19, 2008 the Alberta Government announced that for wells that commenced drilling after this date companies can elect, on a well by well basis to either have the NRF apply to the production from that well or have the old, pre-NRF rates apply for new wells between 1,000 and 3,500 metres in depth. This five-year transitional royalty system is designed to help stimulate drilling in Alberta. Sabretooth will make a determination on each well to see which method is most advantageous.

On March 3, 2009 The Alberta Government released a three-point incentive program aimed at stimulating new and continued economic activity for conventional producers. A summary of the plan is as follows:

The highlights of the province’s three-point plan include the following:

•

A drilling royalty credit for new, conventional, oil and natural gas wells drilled between April 1, 2009 and March 31, 2010. This one-year program will provide a $200-per-metre-drilled royalty credit to companies on a sliding scale based on their production levels from the prior year. Based on last years production, Vero will qualify for the maximum credit under this plan.

•

A new well incentive program, which offers a maximum five-per-cent royalty rate for the first year of production from new oil or gas wells. This program also commences on April 1, 2009 and runs for one year.

•	To encourage the clean-up of inactive oil and gas wells, the province will invest $30 million in a fund committed to abandoning and reclaiming old well sites.

It is envisaged for 2009 that both the NRF, in combination with low natural gas prices plus the new initiative announced on March 3, 2009 will have a positive impact on Sabretooth’s Crown royalty rates.

Outlook

Production for the last week of February 2009 was approximately 1,687 boe/d. Production was negatively impacted by 200 boe/d by plant outages on third party facilities. The third party reports that the plant outages should be completed in March 2009.

In 2009, the Company has budgeted approximately $8 million for its proposed capital programs, and an additional $15 million of capital expenditures in its subsidiary HFG. These expenditures are expected to be funded by bank debt and cash flow. A substantial amount of the Company’s spending is discretionary in nature. The Company generally has a high working interest and operational control of its major properties. Therefore, timing of expenditures can be matched to financial resources.

The Company has access to credit facilities of $63 million subject to periodic review. As at March 12, 2009, the Company has drawn approximately $51.5 million on its operating line of credit, and holds ABCP with a face value of approximately $24.2 million (see Liquidity and Capital Resources section of the MD & A for further discussion on ABCP). The Company also has $15.4 million cash in its subsidiary HFG as at March 12, 2009.